Spring Valley Acquisition Corp.
2100 McKinney Ave, Suite 1675
Dallas, TX 75201

June 22, 2021

VIA EDGAR

Attention:          Eric Atallah
                          Terence O'Brien
                          Margaret Schwartz
                          Laura Crotty

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:     Spring Valley Acquisition Corp.
           Registration Statement on Form S-4
           Filed May 10, 2021
           File No. 333-255978

Ladies and Gentlemen:

This letter sets forth the response of Spring Valley Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated June 4, 2021, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4, Filed May 10, 2021

Letter to Shareholders

1.            Staff’s comment: Please prominently quantify the Merger Consideration to be paid by Spring Valley in relation to the business combination both in the letter to Spring Valley Acquisition Corp, shareholders and the Summary of the Proxy Statement/Prospectus, rather than only referring to the defined term.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Letter to Shareholders and on pages xii, xv, xx, 5, 6, 68, 69 and 94 of the Revised Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus, page 1

2.            Staff’s comment: Please expand the “Exclusivity” bullet on page 9 to explain what this refers to.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Revised Registration Statement accordingly.

Risk Factors

AeroFarms' ability to use net operating loss carryforwards and other tax attributes may be limited..., page 38

3.            Staff’s comment: We note your statement that it is likely that the Business Combination would result in an ownership change and if an ownership change is deemed to have occurred, New AeroFarms' carryforwards may be limited. Please revise to explain how the limitation on the use of carryforwards is determined if there is an ownership change.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 38 and 39 of the Revised Registration Statement accordingly.

Business Combination Proposal

The Merger Agreement, page 67

4.            Staff’s comment: Please revise page 79 to disclose the number of shares that will be covered by the Registration Rights Agreement and the “certain other holders” party thereto.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages  10, 79, 219 and 220 of the Revised Registration Statement accordingly.

5.            Staff’s comment: Please revise to define Series 2 Preferred Stock Exchange Ratio, Common Stock Exchange Ratio and Exchange Ratio. Please also state the value of such ratios assumed in this proxy statement/prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xii, xv, xx, 5, 6, 68, 69 and 94 of the Revised Registration Statement accordingly.

Background of the Business Combination, page 81

6.            Staff’s comment: Please revise page 82 to provide a more detailed description of the process used in eliminating potential business combination candidates as you progressed from 18 candidates with which you signed non-disclosure agreements to Dream Holdings. Include more specific information about the most material negotiations, including the industry and size of such companies and why discussions ended.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 82 and 83 of the Revised Registration Statement accordingly.

7.            Staff’s comment: Please revise to provide more information about the negotiation of the material terms of the Merger Agreement, including any material changes from the letter of intent, and which party proposed which changes.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 84 of the Revised Registration Statement accordingly.

The Spring Valley Board's Reasons for the Business Combination, page 84

8.            Staff’s comment: You indicate on page 174 that “New AeroFarms will evaluate how to meet the reporting obligations required as a public benefit corporation under Delaware law, and the frequency with which it intends to issue such reports.” To the extent this indicates you have not finalized your plans for your reporting obligations as a public benefit corporation, where you discuss New AeroFarms’ status as a public benefit corporation and certified B Corp, designation as a factor supporting the board’s decision to approve the business combination on page 85, please acknowledge that you have not finalized plans for measuring the New AeroFarms’ public benefit performance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 183 of the Revised Registration Statement in accordance with the Staff’s comment. The revised disclosure on page 183 acknowledges that New AeroFarms expects to finalize its plans with respect to measuring its public benefit performance within six months of the closing of the Business Combination.

9.            Staff’s comment: Page 86 says Spring Valley’s management team conducted a valuation analysis of Dream Holdings. We also note that page 69 says the parties agreed to the Exchange Ratio assuming a Dream Holdings equity value of approximately $800,000,000, and additionally, in your public statements you have referenced using comparisons to other sustainable high growth food companies like Beyond Meat, Fresh Pet and AppHarvest, as well as at high growth food and beverage. Please revise your disclosure to summarize the following in relation to the valuation analysis.

•              how the projected financial information described starting on page 87 was used, both quantitatively and qualitatively;

•              in relation to the projected financial information, whether, and if so, how, the passage of time was considered in relation to the six-year projection period;

•              any precedent transactions or comparisons to other companies considered; and

•              any transaction multiples considered in relation to industry medians, if available.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages  89-91 of the Revised Registration Statement accordingly.

Certain Dream Holdings Projected Financial Information, page 87

10.          Staff’s comment: We note your disclosure that Dream Holdings provided the Spring Valley board with internally-derived forecasts for each of the years in the six-year period ending December 31, 2026. We also note that you have disclosed only the "key elements" of those projections on page 88. Please revise this section to disclose all material projections considered by the Spring Valley board, rather than limiting the information to the "key elements" thereof.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 90 and 91 of the Revised Registration Statement accordingly. The Company advises the Staff that the Revised Registration Statement includes all material projections considered by the Spring Valley board.

11.          Staff’s comment: Please revise page 88 to describe when the remaining of the 16 facilities are projected to be completed as well as any other material assumptions, such as whether berry production is taken into account.

Response: The Company acknowledges the Staff's comment and has revised the disclosure on page 90 of the Revised Registration Statement accordingly.

Interests of Spring Valley's Directors and Executive Officers in the Business Combination, page 89

12.          Staff’s comment: We note disclosure on page 90 and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests in an initial business combination. For example, since your sponsor acquired a 20% stake for approximately $0.003 per share and the offering is for $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses.

Response: The Company acknowledges the Staff’s comment and revised the disclosure on pages 92 and 93 of the Revised Registration Statement accordingly.

Governing Documents Proposals D - Approval of Other Changes in Connection with Adoption of the Proposed Governing Documents, page 105

13.          Staff’s comment: We note that Governing Documents Proposal D is seeking stockholder approval of “all other changes necessary or, as mutually agreed in good faith by Spring Valley and Dream Holdings, desirable in connection with the replacement of the Interim Delaware Certificate of Incorporation and Interim Delaware Bylaws with the Proposed Certificate of Incorporation and the Proposed Bylaws.” Additionally, on page 105 you state that “certain material changes between the Existing Governing Documents and the Proposed Governing Documents have been unbundled into distinct Governing Documents Proposals.” Please ensure all material differences are presented as separate proposals to be voted upon. Please refer to Rule 14a-4(a)(3) of Regulation 14A and the Compliance and Disclosure Interpretations relating to Rule 14a-4(a)(3), which is available on our website.

Response: The Company acknowledges the Staff’s comment and revised the disclosure throughout the Revised Registration Statement accordingly to ensure that all material differences are presented as separate proposals to be voted upon.

14.          Staff’s comment: We note your statement on page 105 that the selection of the Court of Chancery as the exclusive forum for certain actions “shall not preclude the filing of claims in the federal district courts of the United States of under the Securities Act or under the Exchange Act.” Please reconcile this disclosure with page 216, where you state that it is mandatory to file such claims in federal district court: “the federal district courts of United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.” Additionally, please revise page 216 or elsewhere to disclose any uncertainty regarding enforceability of your exclusive forum provision and clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: The Company acknowledges the Staff’s comment and revised the disclosure on pages 110, 111, 231 and 232 of the Revised Registration Statement accordingly.

Nasdaq Proposal, page 108

15.          Staff’s comment: Please revise to clarify the role of Spring Valley Investors, mentioned on page 108.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 114 of the Revised Registration Statement accordingly.

Information about Dream Holdings, Inc., page 163

16.         Staff’s comment: We note your discussion on page 165 regarding the comparison of your products to organic products. Please revise to more explicitly state the criteria for organic products and why your products are not organic.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 172 of the Revised Registration Statement in accordance with the Staff’s comment.

17.          Staff’s comment: We note your statement on page 166: “In a recent customer survey, for example, we received a best-in-class Net Promoter Score over 50% higher than the vertical farming segment average.” Please revise page 166 to explain the Net Promoter Score metric, including the basis for the vertical farming segment average Net Promoter Score.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 173 of the Revised Registration Statement in accordance with the Staff’s comment.

18.          Staff’s comment: We note your disclosure on pages 168-169 and elsewhere concerning plant genetics. Please revise to state whether your plants are considered genetically modified, and if so the implications of such designation, such as regulatory implications.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 176 of the Revised Registration Statement in accordance with the Staff’s comment.

19.          Staff’s comment: Your graphic on page 170 indicates that you actively participate in an NIH trial and you are growing an API for a separate trial, however, the disclosure on page 171 indicates there is only one trial that you are involved with. If you are only involved in one trial then please revise the graphic accordingly. Otherwise, please revise page 171 to describe both trials.

Response: The Company acknowledges the Staff’s comment and has revised the graphic on page 178 of the Revised Registration Statement to reflect one trial in accordance with the Staff’s comment.

20.          Staff’s comment: Please revise page 174 to disclose (i) the specific technologies to which such patents relate, (ii) how many of the 53 patents are owned, (iii) the type of patent protection, (iv) the patent expiration dates and (v) the jurisdictions covered.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 182-185 of the Revised Registration Statement in accordance with the Staff’s comment.

21.          Staff’s comment: Please revise your disclosure to describe the competitive business conditions and your competitive position in the industry and methods of competition.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 176 of the Revised Registration Statement in accordance with the Staff’s comment. Additionally, please refer to the disclosure on page 173 of the Revised Registration Statement under the section entitled “Our Competitive Strengths” for an additional discussion on the competitive landscape and competitive positions in the industry of the Company.

Key Components of Results of Operations

Cost of Goods Sold, page 181

22.          Staff’s comment: We note that depreciation of manufacturing equipment is included in your cost of goods sold. We also note from your disclosure on pages F-23 and F-35 that your depreciation and amortization expense for the years ended December 31, 2020 and 2019 was $1,505,387 and $1,251,965, respectively. Please quantify the amount of depreciation expense included in your cost of goods sold and confirm that your income statement presentation complies with SAB Topic 11B.

Response: For the financial statements presented, the entire Depreciation and Amortization (including depreciation and amortization related to COGS) is listed on a single line in the Profit and Loss statement. The Company acknowledges the Staff's comment and will report in compliance with SAB Topic 11B in the Q1 financial statements beginning on page F-66 of the Revised Registration Statement. The Company determined the total amount of Depreciation and Amortization (including depreciation and amortization related to COGS) to be immaterial to the FY20 financial statements taken as a whole.

Results of Operations, page 182

23.          Staff’s comment: Please expand your discussion of revenue, cost of sales and gross loss from Farm Products and Research and Development Services to analyze the relative impact and contribution of these separate markets, providing quantified information where available and useful for understanding the business through the eyes of management. See SEC Release 33-8350.

Response: The Company acknowledges the Staff's comment and has revised the disclosure on pages 193-196 of the Revised Registration Statement accordingly.

Dream Holdings Management’s Discussion and Analysis of Financial Condition and Results of Operations

Commitments and Contingencies, page 186

24.          Staff’s comment: We note that you have not included your notes payable or loans in your contractual obligations table. Please explain to us why these obligation were not included in your table or revise your disclosure to include these obligations.

Response: The Company acknowledges the Staff's comment and has revised the disclosure on page 199 of the Revised Registration Statement in accordance with the Staff's comment.

Beneficial Ownership of Securities, page 201

25.          Staff’s comment: We note footnote 2 to the beneficial ownership table on page 202. Please revise to state the amount of the interest Mr. Quinn holds in the Sponsor and/or Sponsor Parent. Please also identify the natural person or persons who have voting and/or investment control of the shares held by such entities. Additionally, if applicable, revise to state whether the amount of shares shown for Mr. Quinn includes the shares that will be issued to Pearl in the PIPE.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 216 of the Revised Registration Statement accordingly. As the shares reported on the Beneficial Ownership table as being held by Mr. Quinn do not include the shares that will be issued to Pearl through the PIPE Investment, the Company did not revise the footnote to include any description of Pearl’s PIPE ownership.

26.          Staff’s comment: Please identify the natural person or persons who have voting and/or investment control of the shares held by GSR Greens Inc., DEVA US Inc. and AF Holding Limited.

Response: The Company has revised the disclosure in the footnotes to the Beneficial Ownership table on page 216 of the Revised Registration Statement in response to the Staff’s comment.

Proposed Conversion of New AeroFarms to a Public Benefit Corporation, page 207

27.          Staff’s comment: We note your disclosure that New AeroFarms is required to publicly disclose a report at least biennially. The Delaware General Corporation Law governing public benefit corporations permits public benefit corporations to report the assessment of their public benefit performance more frequently than biennially if required by the company’s certificate of incorporate or bylaws. Please discuss what consideration you have given to the frequency of providing this report. In addition, disclose how you will provide these reports to stockholders and when you expect to provide the first report.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 182 of the Revised Registration Statement under the section entitled “Public Benefit Corporation Status” to address the considerations given to the frequency of providing a report on New AeroFarms’ public benefit performance and when New AeroFarms expects to provide its first report.

28.          Staff’s comment: Please discuss the factors New AeroFarms will consider in determining the objectives and standards by which the public benefit performance will be measured. Please also disclose how shareholders will understand whether the company has met those objectives and standards and whether the company has developed any key performance metrics to measure success.

Response: The Company acknowledges the Staff's comment and has revised the disclosure on page 182 of the Revised Registration Statement in accordance with the Staff's comment.

Comparison of Corporate Governance and Shareholder Rights, page 209

29.          Staff’s comment: We note your table starting on page 209, which is a summary outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of Spring Valley and New AeroFarms according to applicable law and/or the organizational documents of Spring Valley and New AeroFarms. Please consider expanding this tabular disclosure to also summarize key differences of a traditional Delaware corporation and a Delaware public benefit corporation. For example, consider describing differences in director duties, director liability, conflicts of interest, actions to enforce the public benefit, notices, biennially reporting and common law fiduciary duties in transactions for corporate control.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 223 of the Revised Registration Statement accordingly.

Note 1 - Business and basis of presentation

Segment information, page F-26

30.          Staff’s comment: We note that in March 2020, you began establishing an R&D Centre in Abu Dhabi. If revenues or long-lived assets attributed to foreign countries are material, revise your disclosures to provide the entity wide information required by ASC paragraphs 280-10- 50-38 to 50-42.

Response: The Company acknowledges the Staff's comment; however, the Company does not have material revenue or long-lived assets as of the Balance Sheet reporting date. We will consider this in the future and will add to our financial disclosures as appropriate.

Consolidated Financial Statements of Dream Holdings, Inc., and its Subsidiaries

Note 4 - Prepaid expenses and other current assets, page F-34

31.          Staff’s comment: Please describe the significant terms and conditions of your Grow NJ tax credit sale receivable.

Response: The Company acknowledges and provides the information below in response to Staff’s comment. However, no revisions were made to the Registration Statement, as the Company determined the Grow NJ tax credit receivable to be immaterial to the FY20 financial statements taken as a whole.

The sales receivable accounts for the Company’s sale of New Jersey GROW Program Credits through a Transfer Certificate to third party with whom we have a signed purchase agreement. The sales receivable is for the purchase price in an amount equal to Ninety-Four Cents ($0.94) for each Dollar ($1.00) of the Credits actually transferred to the buyer.

The Grow New Jersey Assistance Act (the “Act”) provides incentives for a business making, acquiring, or leasing a Capital Investment (as defined in the Incentive Agreement) at a Qualified Business Facility (as defined in the Incentive Agreement) with more than a certain required number of Retained or New Full-Time Jobs (as defined in the Incentive Agreement) (the “Grow New Jersey Assistance Tax Credit Program”). On February 24, 2014, Just Greens, LLC (d/b/a AeroFarms) (the “Applicant”), a wholly-owned subsidiary of Dream Holdings, Inc. (as described in Note 1 on page F-26 of the Registration Statement), submitted an application of a qualifying project for 69 proposed New Full-Time Jobs at its 212 Rome Street, Newark, New Jersey facility to the New Jersey Economic Development Authority (“NJEDA”). On July 6, 2018, NJEDA approved the application.

Pursuant to the Act, on September 19, 2018, the Applicant entered into an Incentive Agreement with NJEDA in connection with the Grow New Jersey Assistance Tax Credit Program (the “Incentive Agreement”). The Incentive Agreement provides the approved maximum award of the grant of tax credits to the Applicant by NJEDA in an amount that shall not exceed $6,555,000 (the “Tax Credit”). The annual amount of the Tax Credit shall not exceed $9,500 allocable to each New Full-Time Job.

Under the Incentive Agreement, the Applicant must comply with certain covenants in order to maintain eligibility for the Tax Credit. These covenants include, among others, (1) creating at least 35 New Full-Time Jobs, (2) not reducing the number of full-time employees below the Statewide Minimum (as defined in the Incentive Agreement), (3) the representation, statements and warranties of the Applicant set forth in the Incentive Agreement are true and correct in all material respects, (4) the jobs and location of the Qualified Business Facility must be maintained for not less than the 15 year Commitment Period (as defined in the Incentive Agreement) from when NJEDA accepts the certifications of project completion, and (5) maintaining at least 9 existing New Jersey positions for the duration of the Incentive Agreement. The Applicant must also submit an Annual Compliance Report (as defined in the Incentive Agreement) with NJEDA detailing any material changes to the Qualified Business Facility and Full-Time Jobs as well as compliance with all applicable tax laws.

Exhibits

32.          Staff’s comment: Please file your Danville, New Jersey (212 Rome Street) and Abu Dhabi leases, the Spring Valley Letter Agreement, the Sponsor Letter Agreement and the executive employment agreement with David Rosenberg as exhibits.

Response: The Company acknowledges the Staff's comment and has filed the requested exhibits.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

SPRING VALLEY ACQUISITION CORP.

By:	/s/ Christopher Sorrells
Name:	Christopher Sorrells
Title:	Chief Executive Officer

CC: David Rosenberg, Dream Holdings, Inc.

Mark Boyland, Dream Holdings, Inc.

Scott Cowan, DLA Piper LLP

Matthew Pacey, Kirkland & Ellis LLP